UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: October 18, 2018

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EXHIBIT INDEX

Exhibit 99.1 — Notice of Annual General Meeting

Exhibit 99.2 — Form of Proxy for Annual General Meeting

Exhibit 99.3 — Depository Notice to ADS Holders

Exhibit 99.4 — Depository Notice to Restricted ADS Holders

3

Exhibit 99.1

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 27, 2018

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Noah Holdings Limited (the “Company”) will be held at the Jinmao Hotel Lijiang, No. 8 Xiangjiang Road, Gucheng District, Lijiang, Yunnan province, People’s Republic of China, on November 27, 2018 at 3:00 p.m. - 5:00 p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on October 19, 2018.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person. In order to assist us in our preparation for the AGM, please RSVP by email to IR@noahgroup.com.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F for the year ended December 31, 2017, free of charge, from our website at http://ir.noahgroup.com, or by sending an email to IR@noahgroup.com.

By Order of the Board of Directors,
Noah Holdings Limited

/s/ Jingbo Wang
Jingbo Wang
Chairwoman and Chief Executive Officer

Shanghai, China

October 18, 2018

1

Exhibit 99.2

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

Form of Proxy for Annual General Meeting

To be held on November 27, 2018

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Noah Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0005 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at the Jinmao Hotel Lijiang, No. 8 Xiangjiang Road, Gucheng District, Lijiang, Yunnan province, People’s Republic of China, at 3:00 p.m.- 5:00 p.m. (local time) on November 27, 2018, or at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.

Holders of record of our Ordinary Shares at the close of business on October 19, 2018 (the “Record Date”) are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American Depositary Shares are also welcome to attend the AGM in person.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices at No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai, 200090, People’s Republic of China, Attention: Eva Ma, Senior Manager of Investor Relations, as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

1

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

Form of Proxy for Annual General Meeting

To be held on November 27, 2018

(or any adjourned or postponed meeting thereof)

I/We                                                                       of                                                                              , being the registered holder of                                                                       Class A/ Class B ordinary shares1, par value US$0.0005 per share, of Noah Holdings Limited (the “Company”), hereby appoint the Chairwoman of the Annual General Meeting2 or                      of                                                                   as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at the Jinmao Hotel Lijiang, No. 8 Xiangjiang Road, Gucheng District, Lijiang, Yunnan province, People’s Republic of China at 3:00 p.m.- 5:00 p.m. (local time) on November 27, 2018.

DATED: , 2018

SHAREHOLDER NAME: [3]

Signature

Signature

1

Please insert number and class of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Chairwoman of the Annual General Meeting is preferred, strike out the words “the Chairwoman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.

2

Exhibit 99.3

NO ACTION NECESSARY
FOR INFORMATION PURPOSES ONLY

Depositary’s Notice of

Annual General Meeting of

NOAH HOLDINGS LIMITED

ADSs:	American Depositary Shares (“ADSs”).

ADS CUSIP No.:	65487X102.

ADS Record Date:	October 19, 2018.

Meeting Specifics:

Annual General Meeting to be held on Tuesday, November 27, 2018 at 3:00 p.m. (local time) at the Jinmao Hotel Lijiang, No. 8 Xiangjiang Road, Gucheng District, Lijiang, Yunnan Province, 674100, People’s Republic of China (the “Meeting”).

Deposited Securities:	Class A ordinary shares of Noah Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	One (1) Class A ordinary share to two (2) ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:

Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company is enclosed.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Exhibit 99.4

NO ACTION NECESSARY
FOR INFORMATION PURPOSES ONLY

Depositary’s Notice of

Annual General Meeting of

NOAH HOLDINGS LIMITED

ADSs:	Restricted American Depositary Shares (“ADSs”).

ADS CUSIP No.:	65487X995.

ADS Record Date:	October 19, 2018.

Meeting Specifics:

Annual General Meeting to be held on Tuesday, November 27, 2018 at 3:00 p.m. (local time) at the Jinmao Hotel Lijiang, No. 8 Xiangjiang Road, Gucheng District, Lijiang, Yunnan Province, 674100, People’s Republic of China (the “Meeting”).

Deposited Securities:	Class A ordinary shares of Noah Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	One (1) Class A ordinary share to two (2) ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:

Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company is enclosed.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary